Mail Stop 3720

February 26, 2007

Via U.S. Mail and Fax (615-890-0123)

Mr. Donald K. Daniel
Vice President and Controller
National Healthcare Corporation
100 Vine Street
Murfreesboro, TN 37130

       RE: National Healthcare Corporation
                   Form 10-K for the fiscal year ended December 31, 2005
                   Filed March 16, 2006
                   File No. 001-13489

Dear Mr. Daniel:

       We have reviewed your supplemental response letter dated November 17, 2006 as well as your filing and have the following comments. As noted in our comment letter dated October 27, 2006, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

1.   We note your response to our previous comment 1 regarding your accounting for the sale of the long-term health care centers to National. However, we continue to question your basis in GAAP for your accounting. Please provide us a detailed response to each of the following comments.

    a. In light of your continuing involvement and financial support provided to National, it appears that the risks of ownership of the long-term health care centers did not transfer to National. Therefore, pursuant to the guidance in SAB Topic 5:E, it appears it may have been inappropriate for you to account for the transaction as a divestiture. Please revise your accounting or provide us a comprehensive explanation of why it is not necessary for you to do so under the guidance in SAB Topic 5:E.

    b. We note in your response to comment 1 your reliance upon the guidance in SAB Topic 5:U as a basis for your accounting. If divesture was appropriate under the guidance in SAB Topic 5:E (see footnote 42 to SAB Topic 5:U), you should explain to us how your recognition of interest income and management service fee revenue complies with the guidance in SAB Topic 5:U.

c. Please explain to us in detail why you did not consolidate National (and the ESOP) upon your adoption of FIN 46R in 2004. In your response please address the following:

- Describe for us the ownership and organizational structure of National and the ESOP. Identify for us their management and key decision makers.

- Tell us if National and ESOP are variable interest entities ("VIE") under the guidance of paragraphs 5a,b and c of FIN 46R. If not, please fully explain to us why not.

- If so, tell us if you are the primary beneficiary of National and the ESOP under paragraphs 14 and 15 of FIN 46R. If not, please provide us your compelling support for your conclusion, in view of National's and the ESOP's highly leveraged financial condition, your continuing financial support through loan and debt guarantees, your employer contribution to ESOP etc.

2. We note your response to our previous comments 2 and 3. Please expand your disclosures regarding management fees earned from National and NHI, including your disclosures within Note 1, Note 5 and MD&A, so that your policies, your basis for your policies, the financial impact of your policies, and the potential impact of your policies on your future results of operations and liquidity are wholly transparent to readers. You should address each of the following comments in your disclosures regarding management fees from National and management fees from NHI, to the extent applicable.

a. Explicitly state that you believe collectibility is not reasonably assured and this is why you are not able to recognize revenue when earned.
b. Continue to disclose revenue recognized on a cash basis for each of the last three years. Also disclose income earned but not recognized for each of the past three years.
c. Clearly disclose the payment terms of your management service agreements. Clarify who are the other parties to your service agreements (i.e. National and the NHI centers). Explain all of the circumstances under which you may be paid and the circumstances that may prevent payment.
d. Discuss in detail the financial viability of the centers under management. Identify any centers that are paying timely and explain why you continue to recognize their revenues on the cash basis.
e. Discuss the sale of centers by NHI and how this may impact future collectibility.
f. Discuss the potential impact of any future sales of centers by National on the collection of revenue.
g. Expand MD&A to fully disclose your prior relationship with NHI and National. Include a discussion as to why management believes that it is appropriate to continue providing services to entities when you believe that you may not collect in accordance with the terms of the contract.

h. In view of your intention to continue providing management services to National and NHI, discuss the impact of the collectibility issues on your liquidity and capital resources, to the extent material, in MD&A.

i. Revise the Risk factor section to disclose the fact that you continue to provide management services to National and NHI even though you believe that you may not collect the fees earned.

* * * *

Please respond to the above comments within 10 business days or tell us when you will provide us with a response. Please submit your correspondence over EDGAR. You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director